January 4, 2017

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Abeona Therapeutics Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed March 30, 2016 File No. 001-15771

Dear Mr. Rosenberg:

This letter is being furnished in response to the letter dated December 20, 2016 (the “Comment Letter”) from you to Stephen B. Thompson, Vice President Finance of Abeona Therapeutics Inc., a Delaware corporation (the “Company”), with respect to a comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the financial statements and related disclosures of the Company in its Form 10-K for the fiscal year ended December 31, 2015, File No. 001-15771 filed on March 30, 2016; its Forms 10-Q for the quarterly periods ended March 31, 2016, File No. 001-15771, filed on May 16, 2016; June 30, 2016, File No. 001-15771, filed on August 15, 2016; and September 30, 2016, File No. 001-15771, filed on November 14, 2016. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 9A. Controls and Procedures, Page 35

1.           Please amend your filing to conclude as to the effectiveness as of December 31, 2015 of disclosure controls and procedures and internal control over financial reporting and the existence of any changes in internal control over financial reporting, as required by Item 307 and Item 308 of Regulation S-K. Please also amend your Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2016 to conclude as of those dates regarding the effectiveness of disclosure controls and procedures and the existence of any changes in internal control over financial reporting. In addition, please explain to us your basis for asserting herein that this report is not subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 or remove this reference.

Response:

The Company acknowledges the Staff’s comment and proposes to revise future filings (effective with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016) to include the following language regarding our conclusions as of the applicable date(s) regarding the effectiveness of disclosure controls and procedures and the existence of any changes in internal control over financial reporting:

“Conclusion of Evaluation—Based on this Disclosure Controls evaluation, the Executive Chairman and Chief Accounting Officer concluded that our disclosure controls and procedures as of December 31, 2016 were effective.”

“Changes in Internal Control Over Financial Reporting—There were no changes in our internal control over financial reporting during the fourth quarter of 2016 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.”

In addition, we will revise future filings to remove the reference that the report is not subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

The Company requests the Staff grant the proposal by the Company to make all such changes in future filings in lieu of amending the Form 10-K and Forms 10-Q as it has concluded that the above amendments do not have a material impact on any of the information contained in the applicable reports as filed with the SEC.

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The Company understands and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comment or changes to disclosure in response to the Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call me at (214) 665-9495.

Sincerely,

/s/ Stephen B. Thompson

Stephen B. Thompson, Vice President Finance

Cc:	Ibolya Ignat, Staff Accountant, Securities and Exchange Commission

Franklin Wyman, Staff Accountant, Securities and Exchange Commission

John J. Concannon III, Morgan, Lewis & Bockius LLP